Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on October 10, 2022

NFA ID 0338960 UBS AG
Submitted by JODY NEJAIME (NEJAIMEJ2)

Business Information

Street Address 1	BAHNHOFSTRASSE 45
City	ZURICH
Zip/Postal Code	CH 8001
Country	SWITZERLAND
Phone Number	44 207 5682413
Fax Number	Not provided
Email	KAROLINA.MIKOLAJOW@UBS.COM
Website/URL	Not provided
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	KAROLINA
Last Name	MIKOLAJOW
Street Address 1	UBS AG
Street Address 2	5 BROADGATE
City	LONDON
Zip/Postal Code	EC2M 2QS
Country	UNITED KINGDOM
Phone	44 207 5682413
Email	KAROLINA.MIKOLAJOW@UBS.COM

Location of Business Records

Street Address 1	BAHNHOFSTRASSE 45
City	ZURICH
Zip/Postal Code	CH 8001
Country	SWITZERLAND

Registration Contact Information

First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	600 WSHINGTON BLVD
City	STAMFORD
State (United States only)	CONNECTICUT
Zip/Postal Code	06901
Country	UNITED STATES
Phone	203-719-3998
Email	JODY.NEJAIME@UBS.COM



Membership Contact Information

NFA ID 0338960 UBS AG

Membership Contact

First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	600 WASHINGTON BLVD
City	STAMFORD
State (United States only)	CONNECTICUT
Zip/Postal Code	06901
Country	UNITED STATES
Phone	202-719-3998
Email	JODY.NEJAIME@UBS.COM

Accounting Contact

First Name	JODY
Last Name	NEJAIME
Title	DIRECTOR
Street Address 1	600 WASHINGTON BLVD
City	STAMFORD
State (United States only)	CONNECTICUT
Zip/Postal Code	06901
Country	UNITED STATES
Phone	203-719-3998
Email	JODY.NEJAIME@UBS.COM

Arbitration Contact

First Name	MICHAEL
Last Name	TOPIEL
Title	EXECUTIVE DIRECTOR
Street Address 1	11 MADISON AVE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10010
Country	UNITED STATES
Phone	212 713 4130
Email	MICHAEL.TOPIEL@UBS.COM

Compliance Contact

First Name	DAN
Last Name	BUCSA
Title	EXECUTIVE DIRECTOR
Street Address 1	1501 K STREET NORTH WEST
City	WASHINGTON
State (United States only)	DISTRICT OF COLUMBIA
Zip/Postal Code	20005
Country	UNITED STATES
Phone	1 202 942-2893
Email	DANIEL.BUCSA@UBS.COM

Chief Compliance Officer Contact

First Name	RICHARD
Last Name	KENNEDY
Title	MANAGING DIRECTOR
Street Address 1	5 BROADGATE
City	LONDON
Country	UNITED KINGDOM
Phone	44 20756 84476
Email	RICHARD.KENNEDY@UBS.COM

Enforcement/Compliance Communication Contact Information

First Name	REGINA
Last Name	ALTER
Title	DIRECTOR
Street Address 1	1285 AVENUE OF THE AMERICAS
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 713-8384
Email	REGINA.ALTER@UBS.COM

First Name	MICHAEL STEWART
Last Name	ANSLOW
Title	DIRECTOR
Street Address 1	1285 AVENUE OF THE AMERICAS
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10019
Country	UNITED STATES
Phone	212 713-6191
Email	MICHAEL.ANSLOW@UBS.COM

First Name	PATRICK
Last Name	DIMARCO
Title	MANAGING DIRECTOR
Street Address 1	ONE NORTH WACKER DRIVE
City	CHICAGO
State (United States only)	ILLINOIS
Zip/Postal Code	60606
Country	UNITED STATES
Phone	312- 525-6518
Email	PATRICK.DIMARCO@UBS.COM

First Name	RICHARD
Last Name	KENNEDY
Title	MANAGING DIRECTOR
Street Address 1	5 BROADGATE
City	LONDON
Zip/Postal Code	EC2M 2QS

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.



U.S. Address for the Production of Business Records

Viewed on October 21, 2022

NFA ID 0338960 UBS AG

Office Of	UBS
Street Address 1	600 WASHINGTON BLVD
City	STAMFORD
State	CONNECTICUT
Zip/Postal Code	06901



Principal Information

Viewed on November 05, 2025

NFA ID 0338960 UBS AG

Individual Information

NFA ID	0564754
Name	AMIOT, JULIE ELISABETH LOUISE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	07-26-2024

NFA ID	0451077
Name	ATHANASOPOULOS, GEORGE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-04-2013

NFA ID	0523561
Name	BARRON, JASON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-20-2019

NFA ID	0558875
Name	BIANCHI, MIRKO DAVIDE GEORG
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-30-2023

NFA ID	0564584
Name	BROWN, KRISTI
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	07-19-2024

NFA ID	0417077
Name	EBERT, MICHAEL JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-26-2024

NFA ID	0451081
Name	ERMOTTI, SERGIO PIETRO
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	05-30-2023

NFA ID	0569987
Name	GROB, PATRICK
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	07-08-2025

NFA ID	0523559
Name	HENDRICKS, DARRYLL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-07-2019

NFA ID	0259774
Name	KAROFSKY, ROBERT BROOKS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-23-2015

NFA ID	0540729
Name	KELLY, DAVID H
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED

Effective Date	08-15-2022
NFA ID	0517849
Name	KENNEDY, RICHARD SAINT JOHN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-05-2018
NFA ID	0532827
Name	KHAN, IQBAL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-28-2022
NFA ID	0486000
Name	MARTIN JIMENEZ, BEATRIZ
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-07-2015
NFA ID	0523560
Name	PERSSON, DAN FOLKE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-26-2019
NFA ID	0543433
Name	RITCHIE, PAUL DANIEL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	07-11-2022
NFA ID	0518327
Name	RONNER, MARKUS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No

Status	APPROVED
Effective Date	01-08-2019

NFA ID	0555571
Name	SCOTT, JEFFREY C
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-19-2023

NFA ID	0548106
Name	SOUKI, IMED
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-21-2022

NFA ID	0573961
Name	SWEETMAN, ANTHONY JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-27-2025

NFA ID	0552140
Name	TAKAHASHI, TAICHI
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-23-2022

NFA ID	0558279
Name	VALLA, MARCO
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-30-2023

Holding Company Information

NFA ID	0483182
Full Name	UBS GROUP AG
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-08-2014



Membership Information

Viewed on October 21, 2022

NFA ID 0338960 UBS AG

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
THE SECURITIES AND EXCHANGE COMMISSION



Non-U.S. Regulator Information

Viewed on October 21, 2022

NFA ID 0338960 UBS AG

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
SWEDEN	THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY
TAIWAN (CHINESE TAIPEI)	FINANCIAL SUPERVISORY COMMISSION
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
JAPAN	JAPAN SECURITIES DEALERS ASSOCATION
JAPAN	BANK OF JAPAN
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
CAYMAN ISLANDS	CAYMAN ISLANDS MONETARY AUTHORITY
CHINA	CHINA SECURITIES REGULATORY COMMISSION
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
HONG KONG	HONG KONG MONETARY AUTHORITY
JERSEY ISLAND	JERSEY FINANCIAL SERVICES COMMISSION
AUSTRALIA	AUSTRALIAN SECURITIES EXCHANGE
REPUBLIC OF KOREA	MINISTRY OF STRATEGY AND FINANCE
REPUBLIC OF KOREA	FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE
REPUBLIC OF KOREA	BANK OF KOREA
QATAR	QATAR FINANCIAL CENTRE REGULATORY AUTHORITY
UNITED KINGDOM	BANK OF ENGLAND
CANADA	OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
SWITZERLAND	SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY
JAPAN	FINANCIAL FUTURES ASSOCIATION OF JAPAN



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Yes

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

Yes

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes



Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on September 03, 2021

NFA ID 0338960 UBS AG

Submitted by MARIA PISANI (PISANIM1)

The question(s) you are disclosing the regulatory action under:

☑ G.

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by NON-U.S. REGULATOR: KOREA EXCHANGE (KRX)

Case Information

Case Number	GAMSIGONGGAM-111
Case Status	FINAL
Date Resolved	July 2021
Sanctions imposed	

RESTRICTIONS/CONDITIONS

Comments

ON 25 MAY 2021, UBS AG INADVERTENTLY CONDUCTED PARTIALLY UNCOVERED SHORT SELLING IN KOREA.THIS IS A ONE-OFF INCIDENT INVOLVING MIS-BOOKING BY HUMAN ERROR WHICH OCCURRED AS RESULT OFA STANDARD MANUAL PROCESS REQUIRED WHEN GLOBALONE (THE GLOBAL BOOKS AND RECORDS FORSTOCK, BORROW & LENDING) WAS OFFLINE FOR ITS DAILY BATCH RUNS. THIS LED TO AN INCORRECT LEVELOF AVAILABLE INVENTORY RECORDED, RESULTING IN THE UNCOVERED TRADES. REMEDIATION ACTIONS HAVEBEEN PUT IN PLACE TO ENHANCE SYSTEMS CONFIGURATIONS TO AVOID THE MANUAL PROCESS.

KRX IMPOSED RESTRICTION ON UBS AG WHEN ENGAGING IN NEW SHORT SELLING ACTIVITY IN KOREAFOR A PERIOD OF 80 DAYS. IF THERE IS COVERED SHORT SELL ORDER BY UBS AG, THERE ISREQUIREMENT OF PRE-DELIVERY OF BORROWED SHARES TO THE BROKER BEFORE ORDER (PRE-MARGINING REQUIREMENT).THE RESTRICTION AND PRE-MARGINING REQUIREMENT IMPOSED ON UBS AG (AS DETAILED IN THERESPONSE TO ITEM 12B ABOVE) WAS COMMUNICATED BY KRX ON 28 JULY 2021, WITH THE EFFECTIVESTART DATE OF THE 80-DAY RESTRICTION OF 29 JULY 2021.

UBS AG HAS REQUESTED CLIENTS THAT UTILIZE SYNTHETIC SHORT ACCESS PRODUCT RELATED TO KOREAMARKET OFFERED BY UBS AG TO TRADE THROUGH ALTERNATIVE PROVIDERS DURING THIS

PERIOD.

Supporting Documentation

Description	KRX ACTION LETTER
File Name	KRX action letter20210728.pdf

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on December 11, 2019

NFA ID 0338960 UBS AG

Submitted by MOLLIE WAKEFIELD (WAKEFIELDM1)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by NON-U.S. REGULATOR: MONETARY AUTHORITY OF SINGAPORE (MAS)

Case Information

Case Number	NONE
Case Status	FINAL
Date Resolved	November 2019
Sanctions imposed	

OTHER: CIVIL PENALTY AND REPRIMAND

Comments

https://www.mas.gov.sg/regulation/enforcement/enforcement-actions/mas-imposes-civil-penalty-on-ubs-for-

deceptive-trades-by-its-client-advisors

Please see attached filing made to FINRA for further details.

Supporting Documentation

Description	FINRA FILING
File Name	FORM BD 7654 filing for UBS AG MAS matter 121119.pdf

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: LIBOR MATTER

MATTER DETAIL: ON 19 DECEMBER 2012, UBS AG ENTERED SETTLEMENTS WITH THE US DEPARTMENT OF JUSTICE (DOJ), UK FINANCIAL SERVICES AUTHORITY, AND COMMODITY FUTURES TRADING COMMISSION (CFTC) IN CONNECTION WITH THEIR INVESTIGATIONS OF LIBOR AND OTHER BENCHMARK INTEREST RATES. THE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA) HAS ALSO ISSUED AN ORDER CONCLUDING ITS FORMAL PROCEEDINGS WITH RESPECT TO UBS. UBS AGREED TO PAY A TOTAL OF APPROXIMATELY CHF 1.4 BILLION IN FINES AND DISGORGEMENT. UBS WILL PAY GBP 160 MILLION IN FINES TO THE FSA AND CHF 59 MILLION AS DISGORGEMENT OF ESTIMATED PROFITS TO FINMA. THE BOARD HAS AUTHORIZED A PAYMENT OF FINES TOTALING USD 1.2 BILLION TO THE DOJ AND CFTC. THESE MONIES WOULD BE PAID ACCORDING TO SPECIFIED PAYMENT SCHEDULES. THE CONDUCT DESCRIBED IN THE SETTLEMENTS INCLUDES THE FOLLOWING: CERTAIN UBS PERSONNEL ENGAGED IN EFFORTS TO MANIPULATE SUBMISSIONS FOR CERTAIN BENCHMARK RATES TO BENEFIT TRADING POSITIONS; CERTAIN EMPLOYEES AT THE BANK COLLUDED WITH EMPLOYEES AT OTHER BANKS AND CASH BROKERS TO INFLUENCE CERTAIN BENCHMARK RATES TO BENEFIT THEIR TRADING POSITIONS; CERTAIN PERSONNEL GAVE INAPPROPRIATE DIRECTIONS TO UBS SUBMITTERS THAT WERE IN PART MOTIVATED BY A DESIRE TO AVOID UNFAIR AND NEGATIVE MARKET AND MEDIA PERCEPTIONS DURING THE FINANCIAL CRISIS. THE CONDUCT ENCOMPASSED BY THE SETTLEMENTS INCLUDES YEN LIBOR, GBP LIBOR, CHF LIBOR, EURO LIBOR, USD LIBOR, EURIBOR AND EUROYEN TIBOR, ALTHOUGH THE NATURE AND EXTENT OF THE CONDUCT IN QUESTION VARIED SIGNIFICANTLY FROM ONE CURRENCY TO ANOTHER. UBS AG ENTERED INTO A NON-PROSECUTION AGREEMENT (NPA) WITH DOJ RELATING TO UBS AG AND ALL OF ITS SUBSIDIARIES AND AFFILIATES EXCEPT UBS SECURITIES JAPAN CO. LTD., (UBSSJ). UBSSJ, A SUBSIDIARY OF UBS AG, AGREED TO ENTER A PLEA OF GUILTY TO ONE COUNT OF WIRE FRAUD IN THE U.S. FEDERAL DISTRICT COURT FOR CONNECTICUT RELATING TO THE MANIPULATION OF CERTAIN BENCHMARK INTEREST RATES, INCLUDING YEN LIBOR.

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 12/26/2012 12:13:31 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: LIBOR MATTER -FINMA FINALIZATION

MATTER DETAIL: ON 19 DECEMBER 2012 THE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA) ANNOUNCED THAT IT CONCLUDED ITS ADMINISTRATIVE PROCEEDINGS AGAINST UBS AG IN CONNECTION WITH THE SUBMISSION OF BENCHMARK INTEREST RATES. IN ITS ORDER, FINMA ESTABLISHED THAT UBS VIOLATED SWISS FINANCIAL MARKET LEGISLATION, IMPOSED SUPERVISORY MEASURES AND DISGORGEMENT OF CHF 59 MILLION TO THE SWISS CONFEDERATION. THE ORDER BECAME FINAL ON 2/1/2013.

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 3/1/2013 1:54:03 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: EUROPEAN COMMISSION CASE

MATTER DETAIL: IN OCTOBER 2014, UBS REACHED A SETTLEMENT WITH THE EUROPEAN COMMISSION REGARDING ITS INVESTIGATION OF BID-ASK SPREADS IN CONNECTION WITH SWISS FRANC INTEREST RATE DERIVATIVES AND AGREED TO PAY A EUR 12.65 MILLION FINE. THIS CONVERTED TO $15,753,032.30

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 11/20/2014 2:36:59 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: FOREX TRADING MATTER FINMA

MATTER DETAIL: ON 12 NOVEMBER 2014, THE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY ANNOUNCED THAT IT HAD ISSUED AN ORDER CONCERNING UBS AG'S FOREIGN EXCHANGE AND PRECIOUS METALS TRADING IN ZURICH, SWITZERLAND. FINMA CONCLUDED THAT UBS AG HAD VIOLATED THE REGULATORY REQUIREMENTS FOR ENSURING PROPER BUSINESS CONDUCT, IMPOSED SUPERVISORY MEASURES, AND ORDERED DISGORGEMENT OF CHF 133.9 MILLION.

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 12/9/2014 11:30:49 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0338960   UBS AG

FIRM CRIMINAL DISCLOSURE QUESTION A CHANGED

QUESTION: **Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?**

ANSWER: YES

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 6/10/2015 2:38:55 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	CRIMINAL DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	ROBIN COOPER - COOPERR2
FILED ON:	6/10/2015 2:38:55 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: FOREX MATTER

MATTER DETAIL: UNITED STATES DISTRICT COURT, DISTRICT OF CONNECTICUT,DOCKET/CASE 3:15CR76(RNC). CHARGED 5/20/2015, MATTER IS PENDING ONE COUNT FELONY PLED GUILTY WIRE FRAUD ON MAY 20, 2015, THE DEPARTMENT OF JUSTICE CRIMINAL DIVISION TERMINATED A DECEMBER 19, 2012 NON-PROSECUTION AGREEMENT (THE "NPA") WITH UBS AG. AS A RESULT, ON MAY 20, 2015, UBS AG ENTERED INTO A PLEA AGREEMENT WITH THE DEPARTMENT OF JUSTICE CRIMINAL DIVISION PURSUANT TO WHICH UBS AG AGREED TO AND DID PLEAD GUILTY TO A ONE-COUNT CRIMINAL INFORMATION FILED IN THE DISTRICT OF CONNECTICUT CHARGING UBS AG WITH ONE COUNT OF WIRE FRAUD IN VIOLATION OF 18 USC SECTIONS 1343 AND 1342. AS PART OF THE PLEA AGREEMENT, UBS AG AGREED TO PAY A $203 MILLION PENALTY. THE CRIMINAL INFORMATION CHARGES THAT BETWEEN APPROXIMATELY 2001 AND 2010, UBS AG ENGAGED IN SCHEME TO DEFRAUD COUNTERPARTIES TO INTEREST RATE DERIVATIVES TRANSACTIONS BY MANIPULATING BENCHMARK INTEREST RATES, INCLUDING YEN LIBOR. THE CRIMINAL DIVISION TERMINATED THE NPA BASED ON ITS DETERMINATION, IN ITS SOLE DISCRETION, THAT CERTAIN OF ITS EMPLOYEES COMMITTED CRIMINAL CONDUCT THAT VIOLATED THE NPA, INCLUDING FRAUDULENT AND DECEPTIVE CURRENCY TRADING AND SALES PRACTICES IN CONDUCTING CERTAIN FOREIGN EXCHANGE MARKET TRANSACTIONS WITH CUSTOMERS AND COLLUSION WITH OTHER PARTICIPANTS IN CERTAIN FX MARKETS.

FILED BY: ROBIN COOPER - COOPERR2

FILED ON: 6/10/2015 2:45:02 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0338960   UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	SECURITIES AND EXCHANGE COMMISSION CASE NO. 3-16891
MATTER DETAIL:	THE SECURITIES AND EXCHANGE COMMISSION ALLEGED THAT UBS NEGLIGENTLY MADE MISLEADING STATEMENTS AND OMISSIONS IN THE OFFER OR SALE OF SECURITIES, WHICH VIOLATED SECTION 17(A)(2)OF THE SECURITIES ACT. UBS HAS NEITHER ADMITTED OR DENIED THESE FINDINGS. UBS AG WAS ISSUED A CEASE AND DESIST ORDER, AND ORDERED TO PAY (1) $10,000,000 IN DISGORGEMENT, (2) $1.5 MILLION IN PREJUDGMENT INTEREST; AND (3) $8,000,000 CIVIL MONETARY PENALTY.
FILED BY:	ROBIN COOPER - COOPERR2
FILED ON:	10/20/2015 2:10:23 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Registration Information Change

NFA ID 0338960 UBS AG

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: OCC MAY 31, 2018 SETTLEMENT

MATTER DETAIL: UBS AG, STAMFORD BRANCH, UBS AG, MIAMI BRANCH, (COLLECTIVELY, THE "UBS BRANCHES") CONSENTED TO THE ENTRY OF THE CONSENT ORDER ON MAY 31, 2018, PURSUANT TO WHICH THE UBS BRANCHES SHALL COMPLY WITH THE UNDERTAKINGS SET FORTH IN THE CONSENT ORDER, INCLUDING SUBMITTING WRITTEN PROPOSALS FOR APPROVAL BY THE OCC, COVERING THE UBS BRANCHES' BANK SECRECY ACT AND ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM.

FILED BY: MOLLIE WAKEFIELD - WAKEFIELDM1

FILED ON: 6/29/2018 10:08:48 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: YES
FILED BY: MOLLIE WAKEFIELD - WAKEFIELDM1
FILED ON: 7/12/2019 10:15:51 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Registration Information Change

NFA ID 0338960   UBS AG

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	CRIMINAL DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	MOLLIE WAKEFIELD - WAKEFIELDM1
FILED ON:	7/12/2019 10:15:51 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0338960   UBS AG

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: FRENCH VERDICT MATTER
MATTER DETAIL: DOCUMENTATION WITH DETAILS REQUESTED HERE WILL BE PROVIDED DIRECTLY.
FILED BY: MOLLIE WAKEFIELD - WAKEFIELDM1
FILED ON: 7/12/2019 10:16:48 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.



Entity Profile Information

Viewed on October 21, 2022

NFA ID 0338960 UBS AG

Current Status Information

Branch ID	Status	Effective Date
	ALSO SEE NFA ID 0288769	
	EXEMPT FOREIGN FIRM APPROVED	08/17/2021
	NFA MEMBER APPROVED	05/08/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012

Status History Information

Status	Effective Date
ALSO SEE NFA ID 0288769	
EXEMPT FOREIGN FIRM APPROVED	08/17/2021
EXEMPT FOREIGN FIRM PENDING	06/24/2021
NFA MEMBER APPROVED	05/08/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/13/2012
SWAP DEALER PENDING	12/13/2012

Outstanding Requirements

Annual Due Date: 6/1/2023

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2022

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2023

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
0223988	UBS SECURITIES LLC	8/17/2021	

Exemption Category	Exemption Type
FUTURES COMMISSION MERCHANT	30.10



Business Information

Viewed on July 20, 2022
NFA ID 0338960 UBS AG

Name	UBS AG
Form of Organization	CORPORATION
Country	SWITZERLAND
Federal EIN	980186363
Business Address	
Street Address 1	BAHNHOFSTRASSE 45
City	ZURICH
Zip/Postal Code	CH 8001
Country	SWITZERLAND
Phone Number	44 207 5682413
Fax Number	Not provided
Email	KAROLINA.MIKOLAJOW@UBS.COM
Website/URL	Not provided
CRD/IARD ID	Not provided
	CORPORATION
	F



Agent Information

Viewed on July 20, 2022
NFA ID 0338960 UBS AG

Current Agent

Agent ID	Agent Name	Start Date
0223988	UBS SECURITIES LLC	8/17/2021

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			